Exhibit 2.1

AGREEMENT
(English Translation)

PartyA:	Jiling Dongshen Weiye Science and Technological Development Co., Ltd.
Party B:	Jiling Dongshen Weiye Bio-Engineering Co., Ltd

Both Party A and Party B have agreed to reach the following agreement through negotiation.

1. Party A agrees to purchase the two-storey manufacturing facility of 7,916 square meters, built in June, 2007 under the ownership of Party B, which is located in the northwest of Party B’s manufacturing facilities on the East Jifeng Road, Jiling City (on the north of the oral liquid medicine workshop), the land use right to an area of 34,830 square meters with a net area of 5,140 square meters and the related facilities. The total purchase price was based on negotiations by the parties and the Asset Appraisal Report issued by Jiling Minlin Accounting Firm which appraised the aggregate value of the properties at RMB￥42,566,000.00 which consists of real estate for the net area of 5,140 square meters appraised at RMB ￥19,906,000, land use rights appraised at RMB ￥2,467,200, totaling RMB￥22,373,200.

With a premium of 90% of total appraised value, the parties agreed on the final purchase price of RMB￥42,509,080.

2. Party A, meanwhile, agrees to purchase, at the original value of RMB￥230,800, the five production lines that Party B has completely assembled and the aging racks.

3. Party B agrees that Party A shall pay 60% of the total purchase price by the end of July, 2008, and pay off the remaining balance by the end of December, 2008.

4. Both Party A and Party B agree that the ownership transfer should be processed in five full years following the execution of this Agreement.  This Agreement shall be in full force and effect upon the delivery in full of the total purchase price.  Party A should possess the right to full ownership while Party B should forfeit all such right. Party B will pay any related charges in advance and Party A shall reimburse Party B for such expenses on December 31 of each year.

5. Both Party A and Party B should solve any outstanding issues under this Agreement, if any, through negotiation.

6. This Agreement consists of two pages and Party A and Party B respectively keep one copy of the Agreement. The Agreement is in effect up full execution by both Party A and Party B.

Party A	Party B

/s/ Aidong Yu	/s/ Huizhu Xie
July 7, 2008	July 7, 2008